EXHIBIT 3.1.2

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A LIMITED
LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1) The jurisdiction where the Limited Liability Company first formed is Delaware.

2) The jurisdiction immediately prior to filing this Certificate is Delaware.

3) The date the Limited Liability Company first formed is June 2, 2011.

4) The name of the Limited Liability Company immediately prior to filing this Certificate is Starboard Resources, LLC.

5) The name of the Corporation as set forth in the Certificate of Incorporation is Starboard Resources, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 25th day of June, A.D. 2012.

/s/ Michael Pawelek
Name: Michael Pawelek
Title: Chief Executive Officer and Secretary

STARBOARD RESOURCES, INC.